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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-046927

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2003 AND ENDING April 30, 2004

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Charter Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Honey Creek Corporate Center, 125 South 84th Street, Suite 140

(No. and Street)

PROCESSED

Milwaukee   **Wisconsin**   **53214**   **JUL 02 2004**

  (City)   (State)   (Zip Code)

THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lauren Toll   **(414) 257-3700**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.

(Name – *if individual, state last, first, middle name*)

1800 East Main Street, Suite 100   **Waukesha**   **Wisconsin**   **53186-3902**

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.

JUN 28 2004

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Lauren Toll_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Charter Capital Management, Inc._____ , as of __April 30_____, 2004____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Charter Capital Management, Inc.

Annual Report

April 30, 2004

Table of Contents

WB WALKOWICZ, BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

EDWARD J. WALKOWICZ, CPA   JEFFERY A. LANGTON, CPA, CMA   NILTJE M. HUDZ, CPA
VALORIE A. BOCZKIEWICZ, CPA   DAVID J. JENSEN, CPA   SHANNON M. ROSZAK, CPA
    ROXANN V. COWAN, CPA

Independent Auditor's Report

June 9, 2004

Board of Directors
Charter Capital Management, Inc.
One Honey Creek Corporate Center
125 South 84th Street, Suite 140
Milwaukee, Wisconsin 53214

Board of Directors:

We have audited the accompanying balance sheets of Charter Capital Management, Inc., as of April 30, 2004 and April 30, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charter Capital Management, Inc. as of April 30, 2004 and April 30, 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walkowicz, Boczkiewicz & Co., S.C.

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

Phone: (262) 548-0444   Fax: (262) 548-0935   Web Page: www.wbcosc.com   E-mail: edw@wbcosc.com

Charter Capital Management, Inc.
Balance Sheets
April 30, 2004 and 2003

Assets

	2004	2003
Current assets:		
Cash	$ 37,650	$ 46,057
Advisory fees receivable	923	6,072
Commissions receivable	41,204	7,230
Total Current Assets	79,777	59,359
Property and Equipment:		
Computer equipment	16,547	17,182
Office furniture, fixtures, and equipment	8,957	8,957
Total Property and Equipment	25,504	26,139
Less: accumulated depreciation	(19,834)	(18,091)
Net Property and Equipment	5,670	8,048
Other Assets:		
Investments	15,775	16,300
Allowance for Change in Value of Investments	(5,800)	(6,700)
Total Other Assets	9,975	9,600
Total Assets	$ 95,422	$ 77,007

The accompanying accountant's audit report and notes to the financial
statements are an integral part of these statements.

Charter Capital Management, Inc.
Balance Sheets
April 30, 2004 and 2003

Liabilities and Stockholder's Equity

	2004	2003
Current Liabilities:		
Accounts payable	$ 3,165	$ 24
Accrued payroll taxes	3,343	4,010
Total Current Liabilities	6,508	4,034
Stockholder's Equity:		
Common stock	25	25
Paid in capital	2,321	14,321
Retained earnings	92,068	65,327
Accumulated other comprehensive income:		
Unrealized loss on securities	(5,500)	(6,700)
Total Stockholder's Equity	88,914	72,973
Total Liabilities and Stockholder's Equity	$ 95,422	$ 77,007

The accompanying accountant's audit report and notes to the financial
statements are an integral part of these statements.

Charter Capital Management, Inc.
Statements of Income
For the Years Ended April 30, 2004 and April 30, 2003

	2004	2003
Revenue:		
Advisory Fees	$ 219,266	$ 180,428
Commissions	116,318	140,087
Total Revenue	335,584	320,515
Expenses:		
Commissions, other compensation and related benefits	222,748	233,524
Communications	6,357	7,182
Occupancy	41,374	41,125
Other operating expenses	37,539	34,422
Total Expenses	308,018	316,253
Net income from operations	27,566	4,262
Other Income (Expense):		
Interest income	-	15
Loss on expired warrants	(825)	-
Loss on disposal of assets	-	(227)
Total Other Expense	(825)	(212)
Net Income	$ 26,741	$ 4,050

The accompanying accountant's audit report and notes to financial
statements are an integral part of these statements.

- 5 -

Charter Capital Management, Inc.
Statement of Changes in Stockholder's Equity
For the Years Ended April 30, 2004 and April 30, 2003

	Common Stock		Additional Paid in Capital		Retained Earnings		Accumulated Other Comprehensive Income		Total Stockholder's Equity	
Balance, April 30, 2002	$	25	$	2,321	$	61,277	$	-	$	63,623
Change in Unrealized Loss on Securities		-		-		-		(6,700)		(6,700)
Additional Captial Contribution		-		12,000		-		-		12,000
Net Income		-		-		4,050		-		4,050
Balance, April 30, 2003	$	25	$	14,321	$	65,327	$	(6,700)	$	72,973
Change in Unrealized Loss on Securities		-		-		-		1,200		1,200
Reduction in Captial Contribution		-		(12,000)		-		-		(12,000)
Net Income		-		-		26,741		-		26,741
Balance, April 30, 2004	$	25	$	2,321	$	92,068	$	(5,500)	$	88,914

The accompanying accountant's report and notes to financial
statements are an integral part of these statements.

Charter Capital Management, Inc.
Statements of Cash Flows
For the Years Ended April 30, 2004 and April 30, 2003

	2004	2003
Cash Flows From Operating Activities:		
Net Income	$ 26,741	$ 4,050
Adjustments to Reconcile Net Income to Net Cash		
Provided by (Used in) Operating Activities:		
Loss on disposal of assets	-	227
Loss on expired warrants	825	
Depreciation	2,379	2,894
(Increase) decrease in assets:		
Commissions receivable	(28,825)	(2,967)
Prepaid taxes	-	2,356
Increase (decrease) in liabilities:		
Accounts payable	3,140	(571)
Accrued payroll taxes	(667)	(147)
Net Cash Provided by Operating Activities	3,593	5,842
Cash Flows from Investing Activities:		
Purchase of fixed assets	-	(2,340)
Net Cash Used in Investing Activities	-	(2,340)
Cash Flows from Financing Activities:		
Additional (reduction in) paid in capital	(12,000)	12,000
Net Cash Provided by Financing Activities	(12,000)	12,000
Net Increase (Decrease) in Cash	(8,407)	15,502
Cash - Beginning of year	46,057	30,555
Cash - End of year	$ 37,650	$ 46,057

The accompanying accountant's report and notes to financial
statements are an integral part of these statements.

Charter Capital Management, Inc.
Statements of Cash Flows
For the Years Ended April 30, 2004 and April 30, 2003

	2004	2003
Supplementary Disclosures of Cash Flow Information:		
Cash paid during the period for		
Interest	$0	$0
Income taxes	$0	$0

The accompanying accountant's report and notes to financial
statements are an integral part of these statements.

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the State of Wisconsin on May 1, 1981. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is registered investment advisor.

Property and Equipment

Property and equipment are recorded at cost, and depreciated using the straight-line method over five and ten year periods.

Bad Debts

The Company uses the direct write-off method to account for bad debts. As such, they are expensed when determined to be bad.

Unearned Fees

The Company maintains its financial records generally on an accrual basis of accounting. The only exception relates to certain management fees that are billed prospectively, for varying terms up to six months, based on contractual percentages of the current market values. In accordance with practices allowed by the State of Wisconsin Office of Commissioner of Securities, the Company has not deferred the revenue to be earned under these contracts, nor has it recorded as prepaid, a substantially similar amount for the salaries paid as a result of these fees. Management's estimate of unearned fees and prepaid salaries at April 30, 2004 and April 30, 2003, is approximately $33,601 and $22,700, respectively, which management believes is not material to the fair presentation of the financial statements of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investments and Allowance for Unrealized Losses

Investments are recorded at fair value in accordance with FASB 115 requirements. FASB 115 requires a separate accounting of the difference between the cost and the current fair value. The Company classified its investment securities as "available for sale" and has charged the unrealized losses to a separate component of stockholder's equity. As of April 30, 2004 and April 30, 2003, the allowance for unrealized losses was $5,800 and $6,700, respectively

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2004, the Company's net capital and required net capital were $42,575 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 15.29%.

Note 3 - Capital Stocks

Capital stock consists of 56,000 shares authorized, 25 shares issued and outstanding $1 par value common shares.

Note 4 - Lease Commitment

Under the terms of noncancellable leases for office space, minimum annual rentals, exclusive of additional payment which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending April 30,	Annual Retirements
2005	25,447
2006	21,094
2007	21,520
2008	21,951
2009	22,391
$	112,403

Note 5 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended April 30, 2004. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Charter Capital Management, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Years Ended April 30, 2004 and April 30, 2003

	2004		2003	
Net Capital Computation				
Stockholder's equity at year end	$	88,914	$	72,973
Deductions:				
Nonallowable assets:				
Nonallowable receivables		(37,069)		(8,239)
Net property and equipment		(5,670)		(8,049)
Securities not readily marketable		(2,475)		(3,300)
Haircuts on security positions		(1,125)		(945)
Net Capital	$	42,575	$	52,440
Computation of Basic Net Capital Requirement				
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	433	$	269
Minimum dollar net capital requirement	$	5,000	$	5,000
Net capital requirement	$	5,000	$	5,000
Computation of Aggregate Indebtedness				
Total liabilities	$	6,508	$	4,034
Aggregate Indebtedness	$	6,508	$	4,034
Percentage of Aggregate Indebtedness to Net Capital		15.29%		7.69%

The accompanying accountant's report and notes to financial
statements are an integral part of these statements.

Charter Capital Management, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Years Ended April 30, 2004 and April 30, 2003

	2004	2003
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of April 30):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 42,575	$ 52,440
Decrease in equity from income statement	-	-
Net Capital Per Above	$ 42,575	$ 52,440

The accompanying accountant's report and notes to financial
statements are an integral part of these statements.

WALKOWICZ,

BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

EDWARD J. WALKOWICZ, CPA   JEFFERY A. LANGTON, CPA, CMA   NILTJE M. HUDZ, CPA
VALORIE A. BOCZKIEWICZ, CPA   DAVID J. JENSEN, CPA   SHANNON M. ROSZAK, CPA
                                 ROXANN V. COWAN, CPA

Independent Auditor's Report on Internal Control

To the Board of Directors,
Charter Capital Management, Inc.

In planning and performing our audit of the financial statements of Charter Capital Management, Inc. for the year ended April 30, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Charter Capital Management, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Charter Capital Management, Inc. for the year ended April 30, 2004, and this report does not affect our report thereon dated June 9, 2004. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices an procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2004, to meet the Commissions' objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Welhoring, Bogering, s co s c.

Waukesha, Wisconsin
June 9, 2004